Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2010
(Millions)
Earnings:
Income before income taxes	$538
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(32)

Income before income taxes and equity earnings	506

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	182
Rental expense representative of interest factor	3

Total fixed charges	185

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	37

Less:
Capitalized interest	(19)

Total earnings as adjusted	$709

Fixed charges	$185

Ratio of earnings to fixed charges (a)	3.83

(a)	As described in Note 1 of Notes to Consolidated Financial Statements, because the entities acquired in the Dropdown were affiliates of Williams at the time of the acquisition, this transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are combined with ours at their historical amounts. As a result, income before income taxes shown above includes approximately $163 million of net income applicable to pre-partnership operations, which is fully allocated to our general partner.